1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2010
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑	Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐	No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: May 10, 2010	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer

TSMC April 2010 Sales Report
Hsinchu, Taiwan, R.O.C. — May 10, 2010 — TSMC (TWSE: 2330, NYSE: TSM) today announced its net sales for April 2010: on an unconsolidated basis, net sales were approximately NT$32.68 billion, an increase of 6.0 percent over March 2010 and an increase of 50.3 percent over April 2009. Revenues for January through April 2010 totaled NT$121.86 billion, an increase of 105.5 percent compared to the same period in 2009.
On a consolidated basis, net sales for April 2010 were approximately NT$ 33.81 billion, an increase of 5.9 percent over March 2010 and an increase of 50.6 percent over April 2009. Revenues for January through April 2010 totaled NT$126.00 billion, an increase of 103.4 percent compared to the same period in 2009.
TSMC Sales Report (Unconsolidated):

(Unit: NT$ million)
Net Sales	2010*	2009	Increase (Decrease) %
April	32,683	21,745	50.3
January through April	121,858	59,304	105.5

*	Year 2010 figures have not been audited.
TSMC Sales Report (Consolidated):

(Unit: NT$ million)
Net Sales	2010*	2009	Increase (Decrease) %
April	33,809	22,450	50.6
January through April	125,996	61,950	103.4

*	Year 2010 figures have not been audited.

TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:

Ms. Lora Ho VP & CFO, TSMC Tel: 886-3-566-4602	Mr. J.H. Tzeng Deputy Director PR Department, TSMC Tel: 886-3-505-5028 Mobile: 886-928-882607 E-Mail: jhtzeng@tsmc.com	Ms. Lijung Chang Principal Specialist PR Department, TSMC Tel: 886-3-563-6688 ext. 7125039 Mobile: 886-922-062478 E-Mail: ljchang@tsmc.com	Mr. Michael Kramer Principal Specialist PR Department, TSMC Tel: 886-3-563-6688 ext. 7126216 Mobile: 886-926-026632 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited
May 10, 2010
This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of Apr. 2010.
1)	Sales volume (in NT$ thousand)

Period	Items	2010	2009
Apr.	Net sales	32,683,232	21,744,749
Jan.-Apr.	Net sales	121,857,740	59,304,442
2)	Funds lent to other parties: None

3)	Endorsements and guarantees: None

4)	Financial derivative transactions (in NT$ thousand)
TSMC

Hedging purpose (for assets / liabilities denominated in foreign currencies)

					Single Option		Combined Option
		Futures	Forward	Swap	Sell	Buy	Sell	Buy	Others
Margin Payment		—	—	—	—	—		—	—
Premium Income (Expense)		—	—	—	—	—		—	—
Outstanding Contracts	Notional Amount	—	1,838,630	26,689,157	—	—	—	—	—
	Mark to Market Profit/Loss	—	1,509	69,970	—	—		—	—
	Unrealized Profit/Loss	—	1,509	(111,773)	—	—		—	—
Expired Contracts	Notional Amount	—	14,944,625	86,202,839	—	—	—	—	—
	Realized Profit/Loss	—	187,079	527,047	—	—		—	—
TSMC’s subsidiaries

Hedging purpose (for assets / liabilities denominated in foreign currencies)

					Single Option		Combined Option
		Futures	Forward	Swap	Sell	Buy	Sell	Buy	Others
Margin Payment		—	—	—	—	—		—	—
Premium Income (Expense)		—	—	—	—	—		—	—
Outstanding Contracts	Notional Amount	—	—	—	—	—	—	—	—
	Mark to Market Profit/Loss	—	—	—	—	—		—	—
	Unrealized Profit/Loss	—	1,200	—	—	—		—	—
Expired Contracts	Notional Amount	—	1,017,298	—	—	—	—	—	—
	Realized Profit/Loss	—	(578)	—	—	—		—	—